Exhibit 99.1

Finnair Plus Members Can Now Easily Buy and Gift Loyalty Points

Points now powers Finnair’s buy and gift functionalities

Toronto, Canada – April 4, 2013 – Points, (TSX: PTS; NASDAQ: PCOM), global leader in reward currency management, announced today a partnership with Finnair that provides Finnair Plus members with the ability to buy and gift Finnair Plus points.

Points now powers Finnair Plus’ points buying and gifting functionalities, increasing the flexibility of their loyalty program and adding even more value for its members. Finnair, which is celebrating its 90th anniversary this year, is one of 12 member airlines that comprise the oneworld alliance. In 2012, Finnair was named the best Northern European Airline at the World Airline Awards, solidifying their position as one of the today’s leading airlines. With recent expansion throughout Europe and the Asian marketplace and serving over 70 destinations worldwide, Finnair is quickly building its loyalty membership.

“As Points looks to expand its geographic footprint, adding leading international airlines such as Finnair to our platform is a great way to widen and deepen the loyalty marketplace,” said Points International Chief Executive Officer, Rob MacLean. “We’re proud to partner with an award-wining, tenured, and growing airline to further the success of both of our companies.”

Mikko Tuomainen, Head of Internet Sales and Loyalty Programs, confirmed Mr. MacLean’s sentiments: “Points International is the industry leader in loyalty program innovations, and we are excited to be working directly with them to enhance our Finnair Plus program. We’re excited to continue to offer great value to our members.”

Points works in partnership with all loyalty and reward programs active on Points.com, and all transactions are fully approved by program operators. For more information, follow the company on Twitter, Facebook or the Points.com blog.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations. Points also manages the largest Loyalty Commerce Network and online loyalty wallet platform, Points.com, to give the network’s 500 million members the ability to trade, track, exchange, and redeem loyalty points, miles, and rewards.

As the industry’s pioneer of loyalty currency management and loyalty technology innovator, Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 45 partners worldwide. In addition to these services, Points’ unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

About Finnair

Finnair is an airline specialized in fast connections between Europe and Asia via Helsinki. The airline carries more than eight million passengers annually and connects 13 cities in Asia with more than 60 destinations in Europe. The airline, a pioneer in sustainable flying, operates a young, modern fleet and has the highest score of any publically disclosing airline in the worldwide Carbon Disclosure Project. The only Nordic carrier with a 4-star Skytrax ranking, Finnair has also won the World Airline Award for Best Airline Northern Europe for the past three years running. Finnair has been a member of the oneworld alliance since its founding in 1999.

Contact:

Investor relations:
Addo Communications
Laura Bainbridge/ Kimberly Esterkin
T. (310) 829-5400;
E. lauraf@addocommunications.com / kimberlye@addocommunications.com

Points Media relations:
Fiona Pincente
Corporate Communications Manager
T. 416.596.6370 x3130;
E. fiona.pincente@points.com

Finnair Inquiries:
Mikko Tuomainen, Head of Internet Sales and Loyalty Programs
T. +358 9 818 2852
E. mikko.tuomainen@finnair.com